NO ACT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
TRADING AND MARKETS

October 17, 2008

Thomas B. Shropshire, Jr.
Linklaters LLP
One Silk Street
London EC2Y 8HQ

Re: The Royal Bank of Scotland Group plc and ABN AMRO Holding N.V.
File No. TP 09-01

Dear Mr. Shropshire:

In your letter dated October 17, 2008, as supplemented by conversations with members of the staff (the "Staff") of the Securities and Exchange Commission ("Commission"), you request on behalf of The Royal Bank of Scotland Group plc, a public limited company organized under the laws of the United Kingdom and registered in Scotland ("RBS"), and its affiliate ABN AMRO Holding N.V., a public limited liability company incorporated in the Netherlands ("ABN AMRO"), an exemption from Rule 102 of Regulation M under the Securities Exchange Act of 1934 ("Exchange Act") in connection with the proposed placing and open offer by RBS ("Placing and Open Offer") of RBS Ordinary Shares.

You seek an exemption to permit RBS, ABN AMRO and their respective affiliates to conduct specified transactions outside the United States in RBS Ordinary Shares during the Placing and Open Offer. Specifically, you request that: (i) the ABN AMRO Market-Making Branch be permitted to continue to engage in market-making activities as described in your letter; (ii) the RBS Derivatives Business Units, the ABN AMRO Derivatives Market-Making Units and the ABN AMRO Hedging Units be permitted to continue to engage in derivatives market-making and hedging activities as described in your letter; (iii) the RBS Asset Manager and the ABN AMRO Asset Managers be permitted to continue to engage in asset management activities as described in your letter; (iv) the RBS Insurance Companies be permitted to continue to engage in insurance activities as described in your letter; (v) the RBS Trustees and Personal Representatives and the ABN AMRO Trustees and Personal Representatives be permitted to continue to engage in trustee and personal representative-related activities as described in your letter; (vi) the RBS Brokerage Unit and the ABN AMRO Brokerage Units be permitted to continue to engage in unsolicited brokerage activities as described in your letter; and (vii) the RBS Banking Units and the ABN AMRO Banking Units be permitted to continue to engage in banking-related activities as described in your letter.

You also seek an exemption to permit certain RBS affiliates to conduct specified transactions in the United States in RBS Ordinary Shares during the Placing and Open Offer. Specifically, you request that Citizens Bank, Inc. ("Citizens"), be permitted to continue to engage in unsolicited brokerage activities as described in your letter. We have attached a copy of your correspondence to avoid reciting the facts set forth therein. Unless otherwise noted, each defined term in our response has the same meaning as defined in your letter.

Response:

Based on the facts and representations that you have made in your letter, but without necessarily concurring with your analysis, the Commission hereby grants RBS and ABN AMRO an exemption from Rule 102 of Regulation M to permit the ABN AMRO Market-Making Branch, the RBS Derivatives Business Units, the ABN AMRO Derivatives Market-Making Units, the ABN AMRO Hedging Units, RBS Asset Manager, the ABN AMRO Asset Managers, the RBS Insurance Companies, the RBS Trustees and Personal Representatives, the ABN AMRO Trustees and Personal Representatives, the RBS Brokerage Unit, the ABN AMRO Brokerage Units, the RBS Banking Unit, the ABN AMRO Banking Units, and Citizens (collectively, the "Companies") to continue to engage in the transactions described in your letter. In particular, in your correspondence you make the following key representations:

- During the twelve-month period ended September 30, 2008, the worldwide average daily trading volume ("ADTV") of RBS Ordinary Shares was approximately 156,660,892 shares, with a value of £404,652,037 (approximately $720,280,626) and RBS's market capitalization at September 30, 2008 was £29.5 billion ($52.5 billion). During the twelve-month period ended September 30, 2008, the ADTV of RBS Ordinary Shares on the LSE was approximately 137,156,173 shares, with a value of £382,296,588 (approximately $680,487,927). As of September 30, 2008, the RBS Ordinary Shares comprised 2.1% of the FTSE 100 index;

- The public float value for RBS Ordinary Shares was £49.6 billion (approximately $88.3 billion) as of September 30, 2008;

- The principal trading market for RBS Ordinary Shares is the United Kingdom and trading on the LSE accounted for approximately 87% of the worldwide average trading volume in RBS Ordinary Shares during the twelve-month period ended September 30, 2008;

- RBS and ABN AMRO maintain and enforce written "Chinese Wall" policies and procedures to prevent material non-public information from passing between the sales/trading areas and the advisory areas of RBS and ABN AMRO;

- The ABN AMRO Market-Making Branch conducts its market-making activities outside the United States, and these activities generally do not comprise in excess of 1% of the worldwide ADTV in RBS Ordinary Shares on the LSE and the monthly average percentage of outstanding RBS Ordinary Shares held as a result of market-making activities has always been below 1%;

- The RBS Derivatives Business Units, the ABN AMRO Derivatives Market-Making Units, and the ABN AMRO Hedging Units each conducts its derivatives market making and hedging activities outside the United States and, during the twelve-month period ended September 30, 2008, the hedging purchases and sales of RBS Ordinary Shares by RBS Business Units, the ABN AMRO Derivatives Market-Making Units, and the ABN AMRO Hedging Units each amounted to less than 1% of the worldwide ADTV of RBS Ordinary Shares;

- The RBS Asset Manager and ABN AMRO Asset Managers conduct their asset management activities outside the United States;

- The RBS Insurance Companies conduct their insurance activities outside the United States;

- The RBS Trustees and Personal Representatives and the ABN AMRO Trustees and Personal Representatives each conducts its trustee and personal representative-related activities outside the United States and, during the twelve-month period ended September 30, 2008, the ADTV of RBS Ordinary Shares pursuant to these activities by the RBS Trustees and Personal Representatives and the ABN AMRO Trustees and Personal Representatives each represented less than 1% of the worldwide ADTV of RBS Ordinary Shares;

- The RBS Brokerage Unit and the ABN AMRO Brokerage Units each conducts its unsolicited brokerage activities outside the United States and, during the twelve-month period ended September 30, 2008, the unsolicited brokerage activities of RBS Brokerage Unit and the ABN AMRO Brokerage Units each amounted to less than 1% of the worldwide ADTV in RBS Ordinary Shares;

- The RBS Banking Units and the ABN AMRO Banking Units conduct their banking-related activities outside the United States;

- The withdrawal from the market for the RBS Ordinary Shares, which are among the most actively traded in the United Kingdom, for an extended period of time would have harmful effects on the customers and ordinary business of RBS and ABN AMRO and their respective affiliates;

- Each of the ABN AMRO Market-Making Branch, the RBS Derivatives Business Units, the ABN AMRO Derivatives Market-Making Units, the ABN AMRO Hedging Units, the RBS Asset Manager, the ABN AMRO Asset Managers, the RBS Insurance Companies, the RBS Trustees and Personal Representatives, the ABN AMRO Trustees and Personal Representatives, the RBS Brokerage Unit, the ABN AMRO Brokerage Units, the RBS Banking Units, and the ABN AMRO Banking Units has confirmed that the activities for which it is requesting relief will be conducted in the ordinary course of its businesses and in accordance with the applicable laws of the United Kingdom, Dutch law, and other non-US laws;

- In the United States, RBS conducts a securities business through Citizens, a separate subsidiary, which is registered with the Commission as a broker-dealer and is a member of the FINRA and NYSE; and

- Citizens will not engage in market-making, derivatives market-making and hedging, asset management, insurance, trustee and personal representative-related or banking-related activities but rather will only engage in unsolicited brokerage activities in the normal course of its business with its customers.

The exemption is subject to the following conditions:

1. None of the transactions of the Companies described in your letter shall occur in the United States, with the exception of the unsolicited brokerage activities of Citizens described in your letter;

2. All of the transactions described in your letter shall be effected in the ordinary course of business and not for the purpose of facilitating the Placing and Open Offer;

3. The Offer document distributed to US holders will disclose the possibility of, or the intention to make, the transactions described in you letter;

4. RBS, ABN AMRO, and each of the Companies will provide to the Division of Trading and Markets ("Division"), upon request, a time-sequenced schedule of all such transactions made during the Restricted Period. Such schedule will include:

   (a) size, broker (if any), time of execution, and price of the transactions;
   (b) the exchange, quotation system, or other facility through which the transactions occurred, and
   (c) whether the transactions were made for a customer account of a proprietary account;

5. Upon request of the Division, RBS, ABN AMRO, and each of the Companies will transmit the information requested in item 4 (above) to the Division at its offices in Washington DC within 30 days of its request;

6. RBS, ABN AMRO, and each of the Companies shall retain all documents and other information required to be maintained pursuant to this exemption for at least two years following the completion of the Offer;

7. Representatives of RBS, ABN AMRO, and each of the Companies shall be made available (in person at the offices of the Commission in Washington, DC or by telephone) to respond to inquiries of the Division relating to their records; and

8. Except as otherwise exempted by this letter, RBS, ABN AMRO, and each of the Companies will comply with Regulation M.

The foregoing exemption from Rule 102 of Regulation M is based solely on your representations and the facts presented to the Staff and is strictly limited to the application of this rule to the proposed transactions. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations.

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, including Sections 9(a) and 10(b), and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the participants in the various transactions. The Division expresses no view with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transactions.

For the Commission,
by the Division of Trading and Markets,
pursuant to delegated authority,

Josephine J. Tao
Assistant Director

Attachment

Linklaters LLP
One Silk Street
London EC2Y 8HQ
Telephone (+44) 20 7456 2000
Facsimile (+44) 20 7456 2222
DX Box Number 10 CDE

Josephine J. Tao
Assistant Director
Division of Trading and Markets
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

October 17, 2008

Re: The Royal Bank of Scotland Group plc and ABN AMRO Holding N.V.: Request for Exemptive Relief from Rule 102 of Regulation M

Dear Ms. Tao:

We are writing on behalf of our clients, The Royal Bank of Scotland Group plc, a public limited company organized under the laws of the United Kingdom and registered in Scotland ("**RBS**"), and its affiliate ABN AMRO Holding N.V., a public limited liability company incorporated in The Netherlands ("**ABN AMRO**"), about the application of Regulation M to transactions in the ordinary shares of RBS (the "**RBS Ordinary Shares**") in connection with the proposed placing and open offer by RBS (the "**Placing and Open Offer**") of RBS Ordinary Shares.

Background to the Placing and Open Offer

As you are aware, conditions in global financial markets have deteriorated in an unprecedented fashion in recent weeks and there has been perceived weakness amongst banks and other financial institutions, particularly in the United States, the United Kingdom and other parts of Europe. These significant economic and market pressures have impacted RBS and its subsidiaries in a number of ways, including through increased counterparty risk, rising impairments and write-downs on the carrying value of certain structured credit assets – all of which impact its capital position.

On 8 October 2008, the UK government announced a range of measures aimed at easing both the cause and the symptoms of the current difficulties, including the provision of liquidity and funding support, and facilities to enable UK banks to raise new capital to strengthen their capital base.

RBS is of the view that the prospects for financial markets and for the economies in which RBS and its subsidiaries operate remain uncertain, and notwithstanding the increase in capital ratios brought about by a capital raising earlier this year, its board of directors believes that it needs to further strengthen its balance sheet and capital position.

In order to achieve target Core Tier 1 and Tier 1 capital ratios where both RBS and the UK government have sufficient comfort over the bank's capital adequacy in these uncertain times and over the medium term, RBS proposes to raise approximately £20 billion ($35.6 billion), in aggregate, through the issuance of RBS Ordinary Shares and RBS Preference Shares (as defined below) pursuant to the Placing and Open Offer which Her Majesty's Treasury ("**HMT**") proposes to fully underwrite. Further details of the Placing and Open Offer are set out in Section 4 below.

Requested Relief

Specifically, as previously discussed with members of the staff (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**"), we ask the Staff to grant RBS and ABN AMRO exemptive relief from Rule 102 of Regulation M to permit RBS, ABN AMRO and their respective affiliates to continue, in the ordinary course of their respective businesses as described below and in accordance with applicable local law, to engage in the following activities during the Placing and Open Offer:

- **ABN AMRO Market-Making Activities**: As is customary in Europe for financial institutions, ABN AMRO engages in market-making activities with respect to RBS Ordinary Shares through a branch dedicated to that function (the "**ABN AMRO Market-Making Branch**"). The ABN AMRO Market-Making Branch makes bids and offers for RBS Ordinary Shares and sells RBS Ordinary Shares on the London Stock Exchange (the "**LSE**"). The ABN AMRO Market-Making Branch effects these transactions for its own account in order to provide liquidity to the market and to enable it to allow clients to execute trades in RBS Ordinary Shares with it. The ABN AMRO Market-Making Branch conducts its market-making activities solely outside of the United States and manages these activities from London.
- **RBS Derivatives Market-Making and Hedging**: As a derivatives market maker, RBS issues, buys and sells derivatives on RBS Ordinary Shares for the accounts of its customers and for its own account on Euronext Liffe, other offshore exchanges and in the global over-the-counter market. These derivatives market-making activities are conducted through RBS's futures and options unit (the "**RBS Futures and Options Unit**") and equity derivatives unit (the "**RBS Equity Derivatives Unit**" and, together with the RBS Futures and Options Unit, the "**RBS Derivatives Business Units**").[1] These derivatives include listed and over-the-counter swaps, options, warrants, convertible securities and other structured products relating to RBS Ordinary Shares or to baskets or indices including RBS Ordinary Shares, as well as futures on the foregoing. The RBS Derivatives Business Units engage in exchange-traded derivatives activities on a

1 The RBS Derivatives Business Units are business units within Global Banking and Markets, which in turn, is a larger business unit of RBS and falls within RBS's Global Markets division. No derivatives market-making and hedging activities relating to RBS Ordinary Shares are carried out by affiliates or business units of RBS other than the RBS Derivatives Business Units (and other than the ABN AMRO Derivatives Market-Making Units and ABN AMRO Hedging Units as discussed herein), and the vast majority of the derivatives market-making and hedging activities described herein are conducted in the United Kingdom.

solicited basis in order to facilitate customers' orders. In addition, the RBS Derivatives Business Units solicit and effect trades in RBS Ordinary Shares for their own account and for the accounts of their customers for the purpose of hedging positions (or adjusting or liquidating existing hedge positions) that are established in connection with the derivatives market-making activities described above. These hedging transactions are effected on the LSE and in the over-the-counter market in the United Kingdom (and, in some cases, elsewhere outside the United States). These hedging purchases and sales of RBS Ordinary Shares amounted to less than 1% of the average daily trading volume (the "**ADTV**") on all exchanges in RBS Ordinary Shares during the twelve-month period ended September 30, 2008.

- **ABN AMRO Derivatives Market-Making and Hedging**: As derivatives market makers, certain ABN AMRO affiliates (the "**ABN AMRO Derivatives Market-Making Units**") create, redeem, issue, buy and sell derivatives on RBS Ordinary Shares for their own accounts and for the accounts of their customers. In addition, certain ABN AMRO affiliates (the "**ABN AMRO Hedging Units**") solicit and effect trades in RBS Ordinary Shares for their own accounts and for the accounts of their customers for the purpose of hedging positions (or adjusting or liquidating existing hedge positions) of the ABN AMRO Derivatives Market-Making Units and their customers that are established in connection with their derivatives market-making activities. The activities of the ABN AMRO Derivatives Market-Making Units and the ABN AMRO Hedging Units are conducted solely outside of the United States.

- **Trading in RBS Ordinary Shares by the RBS Asset Manager**: RBS Asset Management Limited, a limited company organized under the laws of the England ("**RBSAM**" or the "**RBS Asset Manager**"), an affiliate of RBS, manages the assets of certain mutual funds, pension funds, unregulated collective investment schemes (being fund of hedge funds, fund of private equity funds, fund of property funds and private equity funds) and investor portfolios (such funds and investor portfolios, the "**RBS Managed Funds**"). As part of its ordinary investment management activities on behalf of the RBS Managed Funds, the Asset Manager buys and sells RBS Ordinary Shares for the RBS Managed Funds' accounts. RBSAM also selects non-group investment managers (each an "**RBS Investment Manager**") to undertake the management of portfolios either through investment in non-group collective investment schemes or by appointing an RBS Investment Manager under a segregated portfolio mandate. These appointed RBS Investment Managers and collective investment schemes buy and sell RBS Ordinary Shares. The market activities of the RBS Asset Manager for which relief is sought are conducted solely outside of the United States.

- **Trading in RBS Ordinary Shares by ABN AMRO Asset Managers**: Certain ABN AMRO affiliates manage the assets of mutual funds, pension funds, group trusts, common trusts and investor portfolios (such affiliates, the "**ABN AMRO Asset Managers**"; such funds, trusts and investor portfolios, the "**ABN AMRO Managed Funds**"). As part of their ordinary investment management activities on behalf of the ABN AMRO Managed Funds, the ABN AMRO Asset Managers buy and sell RBS Ordinary Shares for the ABN AMRO Managed Funds' accounts. The market activities of the ABN AMRO Asset Managers for which relief is sought are conducted solely outside of the United States.

- **Trading by Insurance Companies**: In the ordinary course of business, certain affiliates of RBS (the "**RBS Insurance Companies**")[2] sell insurance products requiring the insurer to invest the premiums paid by the purchaser of the policies in equities and other investments. While no direct investments are made in RBS Ordinary Shares, investments may be made in funds or indices that include RBS Ordinary Shares. The RBS Insurance Companies do not provide any investment advice to purchasers with respect to the investments that may be selected by the customer. The market activities of the RBS Insurance Companies for which relief is sought are conducted solely outside of the United States.

- **Trading in RBS Ordinary Shares by Trustees and Personal Representatives of Estates**. Certain RBS affiliates (the "**RBS Trustees and Personal Representatives**") act as trustees, executors and/or personal representatives of testamentary, inter vivos and charitable trusts, as well as estates (the "**RBS Trusts and Estates**"). As part of their responsibilities, the RBS Trustees and Personal Representatives purchase and sell RBS Ordinary Shares for the accounts of the RBS Trusts and Estates. The market activities of the RBS Trustees and Personal Representatives for which relief is sought are conducted solely outside of the United States.

- **Trading in RBS Ordinary Shares by Trustees and Personal Representatives of Estates**. Certain ABN AMRO affiliates (the "**ABN AMRO Trustees and Personal Representatives**") act as trustees, executors and/or personal representatives of testamentary, inter vivos and charitable trusts, as well as estates, (the "**ABN AMRO Trusts and Estates**"). As part of their responsibilities, the ABN AMRO Trustees and Personal Representatives purchase and sell RBS Ordinary Shares for the accounts of the ABN AMRO Trusts and Estates. The market activities of the ABN AMRO Trustees and Personal Representatives for which relief is sought are conducted solely outside of the United States.

- **RBS Unsolicited Brokerage Activities**: RBS effects unsolicited brokerage transactions in RBS Ordinary Shares by placing orders on the LSE and other offshore stock exchanges or effecting trades in over-the-counter markets in the United Kingdom and elsewhere outside the United States through its brokerage unit (the "**RBS Brokerage Unit**").[3] These transactions arise from unsolicited buy or sell orders received by RBS from its customers, although RBS may solicit the other side of these transactions. The unsolicited brokerage activities of the RBS Brokerage Unit amounted to less than 1% of the worldwide ADTV in RBS Ordinary Shares during the twelve-month period ended

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[2] These Insurance Companies are: Direct Line Insurance plc, a public limited liability company organized under the laws of England; Churchill Insurance Company Limited, a limited liability company organized under the laws of England; and the National Insurance and Guarantee Corporation Limited, a limited liability company organized under the laws of England.

[3] The RBS Brokerage Unit is NatWest Stockbrokers Limited, a limited liability company organized under the laws of England. No unsolicited brokerage activities relating to RBS Ordinary Shares are carried out by affiliates or business units of RBS other than the RBS Brokerage Unit and Citizens Bank, Inc. (and other than the ABN AMRO Brokerage Units as discussed herein), and the vast majority of the unsolicited brokerage activity described herein is conducted in the United Kingdom.

September 30, 2008. Additionally, RBS conducts a securities business through an affiliate[4] based in the United States that engages in unsolicited brokerage transactions in the RBS Ordinary Shares with its customers in the United States. These transactions would be effected in the over-the-counter markets in the United States or in the non-US markets described above. The unsolicited brokerage activities of RBS's US securities affiliate as a percentage of the worldwide ADTV in RBS Ordinary Shares have historically been even lower than the unsolicited brokerage activities in RBS Ordinary Shares of the RBS Brokerage Unit.

- **ABN AMRO Unsolicited Brokerage Activities**. Certain ABN AMRO affiliates (the "**ABN AMRO Brokerage Units**") effect unsolicited brokerage transactions in RBS Ordinary by placing orders for customers. The market activities of the ABN AMRO Brokerage Units for which relief is sought are conducted solely outside of the United States.
- **RBS Banking-Related Activities**. In connection with their retail and commercial banking services, certain RBS affiliates (the "**RBS Banking Units**") engage in the marketing and sale of investment products, including funds which may include RBS Ordinary Shares, to banking customers. In addition, the RBS Banking Units provide investment advice and financial planning guidance to banking customers, and this advice and guidance may include information which would assist customers in determining whether to purchase or sell RBS Ordinary Shares or investment products that may include RBS Ordinary Shares or baskets or indices including RBS Ordinary Shares. The activities of the RBS Banking Units for which relief is sought are conducted solely outside of the United States.
- **ABN AMRO Banking-Related Activities**. In connection with their retail and commercial banking services, certain ABN AMRO affiliates (the "**ABN AMRO Banking Units**") engage in the marketing and sale of investment products, including funds which may include RBS Ordinary Shares, to banking customers. In addition, the ABN AMRO Banking Units provide investment advice and financial planning guidance to banking customers, and this advice and guidance may include information which would assist customers in determining whether to purchase or sell RBS Ordinary Shares. The activities of the ABN AMRO Banking Units for which relief is sought are conducted solely outside of the United States.

The availability of the exemptions RBS and ABN AMRO are requesting would be conditioned on the disclosure and record-keeping undertakings outlined below.

Linklaters LLP is acting as US counsel to RBS and ABN AMRO. RBS and ABN AMRO have provided and authorized Linklaters LLP to make on its behalf the factual representations set forth in this letter. The statements contained in this letter with respect to UK and Dutch regulation have been reviewed by Linklaters LLP, UK and Dutch counsel to RBS and ABN AMRO.

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[4] This affiliate is Citizens Bank, Inc., a corporation incorporated under the laws of the State of Delaware.

1 The Market for RBS Ordinary Shares

The principal trading market for the RBS Ordinary Shares is the United Kingdom. The RBS Ordinary Shares are listed on the LSE and Euronext Amsterdam N.V.'s Euronext Amsterdam by NYSE Euronext ("**Euronext Amsterdam**"). The RBS Ordinary Shares are also listed on the New York Stock Exchange (the "**NYSE**") in the form of American Depositary Shares ("**RBS ADSs**"). Each RBS ADS represents one RBS Ordinary Share and is evidenced by an American Depositary Receipt issued by the Bank of New York, as Depositary. In connection with the Placing and Open Offer RBS will apply to list the newly issued RBS Ordinary Shares on the LSE and Euronext Amsterdam. RBS is a foreign private issuer as defined in Rule 3b-4(c) under the Exchange Act.

As of September 30, 2008, 16,545,949,533 RBS Ordinary Shares were outstanding, held by 212,575 record holders. Approximately 93.7% of RBS's outstanding Ordinary Shares were held of record by residents of the United Kingdom, and approximately 6.3% of RBS's outstanding Ordinary Shares were held of record by non-residents of the United Kingdom. Assuming the maximum number of RBS Ordinary Shares are subscribed for in the Placing and Open Offer, approximately 22.9 billion RBS Ordinary Shares would be issued in the Placing and Open Offer, amounting to approximately 138% of the RBS Ordinary Shares outstanding prior to the Placing and Open Offer.

RBS's market capitalization at September 30, 2008 was £29.5 billion ($52.5 billion).[5] During the twelve-month period ended September 30, 2008, the worldwide ADTV of RBS Ordinary Shares was approximately 156,660,892 shares, with a value of £404,652,037 (approximately $720,280,626). During the twelve-month period ended September 30, 2008, the ADTV of RBS Ordinary Shares on the LSE was approximately 137,156,173 shares, with a value of £382,296,588 (approximately $680,487,927). This represents approximately 87.5% of the worldwide ADTV in the RBS Ordinary Shares during such period.

RBS ADSs were first listed on the NYSE in October 2007. During the nine-month period ended September 30, 2008, the ADTV of RBS ADSs on the NYSE was approximately 2,180,759 RBS ADSs, which represent 2,180,759 RBS Ordinary Shares, with a value of approximately £5,666,235 (approximately US$10,085,898). This represents approximately 1.3% of worldwide ADTV in the RBS Ordinary Shares (including RBS Ordinary Shares represented by RBS ADSs) during such period. By comparison, during the nine-month period ended September 30, 2008, the ADTV of RBS Ordinary Shares on the LSE was approximately 146,237,782 shares, with a value of £362,423,764 (approximately $645,114,300). This represents approximately 87.0% of the worldwide ADTV in the RBS Ordinary Shares during such period.

The LSE provides for trading in equities and bonds principally through three main trading platforms: (i) the Stock Exchange Electronic Trading System ("**SETS**"), (ii) SETS Market Maker ("**SETSmm**") and (iii) the Stock Exchange Automated Quotation ("**SEAQ**"). SETS is the central limit order book that directly matches willing buyers and sellers on a price/time priority basis, creating efficiencies in the markets by eliminating the need for a wholesaler. As an electronic order book, SETS can execute hundreds of trades in one second. Securities traded on SETS include the FTSE 100 and the most liquid FTSE UK AIM50 securities. SETSmm is the LSE's trading service for Mid Cap, Small Cap and

5 Throughout this letter, pounds sterling have been translated to dollars at the rate of £1.00 = $1.78, the noon buying rate in New York City published by the Federal Reserve Bank of New York on September 30, 2008, with regard to data as of or for periods ended September 30, 2008.

FTSE UK AIM50 securities. SEAQ is the LSE's service for less liquid securities and most AIM securities.

As of September 30, 2008, the market capitalization of UK and international companies on the LSE's markets amounted to £3.3 trillion (approximately $5.87 trillion), with £2.77 trillion (approximately $4.93 trillion) of equity business transacted over the prior twelve-month period. As of September 30, 2008, there were 3,183 listed companies on the LSE. The primary market index is the FTSE 100, which is comprised of 100 of the largest companies with primary listings on the LSE, including RBS. The RBS Ordinary Shares are a significant component of the FTSE 100. The RBS Ordinary Shares comprised 2.1% of the FTSE 100 as of September 30, 2008.

2 RBS's Market Activities

RBS is one of the world's largest banking and financial services groups with its headquarters in Edinburgh, Scotland. In addition, RBS has subsidiary, branch, representative and similar offices worldwide. RBS is regulated and licensed under the Financial Services and Markets Act 2000 (the "**FSMA**") and the Financial Services Authority (the "**FSA**") in the United Kingdom, and its branches in the United States are subject to applicable US bank regulations, among other laws and regulations. RBS has confirmed that the activities described below, for which it is requesting relief, are permitted under and would be conducted in accordance with applicable UK law in relation to the Placing and Open Offer and other non-US laws.

In the United States, RBS conducts a securities business through Citizens Bank, Inc., a corporation incorporated under the laws of the state of Delaware ("**Citizens**"). Citizens is registered with the SEC as a broker-dealer and is a member of the Financial Industry Regulatory Authority and the NYSE. Citizens will not engage in the activities for which RBS is seeking relief (other than unsolicited brokerage); furthermore, RBS will only engage in these activities (including unsolicited brokerage) through the business units and affiliates described herein outside the United States, except to the limited extent described below.

Each of the RBS Derivatives Business Units, the RBS Asset Manager, the RBS Insurance Companies, the RBS Trustees and Personal Representatives, the RBS Brokerage Unit and the RBS Banking Units have confirmed that the activities for which it is requesting relief will be conducted in the ordinary course of its business and in accordance with the applicable laws of the United Kingdom, Dutch law, and other non-US laws.

RBS Derivatives Market-Making and Hedging. RBS conducts its derivatives market-making and hedging activities principally from London through the RBS Derivatives Business Units. RBS issues, buys and sells derivatives on RBS Ordinary Shares for the accounts of its customers and for its own account on Euronext Liffe, other offshore exchanges and in the global over-the-counter market. These derivatives products include listed and/or over-the-counter swaps, options, warrants and securities that are exercisable or convertible into, or the value of which is determined by reference to, RBS Ordinary Shares or proprietary third-party baskets or indices including RBS Ordinary Shares. Also included are futures of the foregoing. The RBS Derivatives Business Units engage in these derivatives activities on a solicited basis in order to facilitate customers' orders.[6]

In addition, as a result of the derivatives market-making activities of the RBS Derivatives Business Units, RBS's financial exposure to movements in the price of the RBS Ordinary Shares will vary from time to time. In order to manage this financial exposure, the RBS Derivatives Business Units enter into hedging transactions that involve, in whole or in part, purchases and sales of RBS Ordinary Shares. The hedging transactions in RBS Ordinary Shares described above occur primarily on the LSE, with the balance occurring in the over-the-counter market in the United Kingdom and, in some cases, elsewhere outside the United States. These hedging purchases and sales of RBS Ordinary Shares amounted to less than 1% of the worldwide ADTV in RBS Ordinary Shares during the twelve-month period ended September 30, 2008.

Trading in RBS Ordinary Shares by the RBS Asset Manager. As part of its investment management activities, the RBS Asset Manager buys and sells RBS Ordinary Shares outside the United States for the RBS Managed Funds of RBS's accounts. Under English law, and subject to the terms of any contractual arrangements as in effect from time to time between the RBS Asset Manager and the relevant RBS Managed Fund, the RBS Asset Manager has a fiduciary duty to oversee the RBS Managed Funds in a manner that is in the best interests of the investors of those funds. The RBS Asset Manager is prohibited by law from taking into account any factors other than the interests of the RBS Managed Funds' beneficiaries in making investment decisions. Accordingly, the RBS Asset Manager would be prohibited by law from following a directive by RBS to cease trading RBS Ordinary Shares during the Regulation M restricted period, unless the RBS Asset Manager believed that cessation of such trading was in the best interests of the RBS Managed Funds of RBS's beneficiaries. Similarly, the RBS Asset Manager would be prohibited by law from following an RBS directive to bid for or purchase RBS Ordinary Shares unless the RBS Asset Manager independently concluded that such bids or purchases were in the best interests of the RBS Managed Funds of RBS's beneficiaries. Additionally, as discussed above, non-group RBS Investment Managers undertake to manage portfolios either through investment in non-group collective investment schemes or by appointing an RBS Investment Manager under a segregated portfolio. These appointed RBS Investment Managers and collective investment schemes buy and sell RBS Ordinary Shares and it would not be appropriate for RBS to restrict their trading in RBS Ordinary Shares during the Regulation M restricted period, unless the RBS Investment Managers believed that cessation of such trading was in the best interests of the relevant portfolios.

Trading by the RBS Insurance Companies. The RBS Insurance Companies purchase funds or indices that may include RBS Ordinary Shares, in connection with investing premiums paid by their customers for certain policies. The RBS Insurance Companies conduct these activities outside the United States.

Under UK law, the RBS Insurance Companies have a fiduciary duty to the purchasers of such policies to oversee the investments with respect to those policies in a manner that is in the best interests of those purchasers. The RBS Insurance Companies may not take into account any factors other than interests of its insureds in making investment decisions under these policies. Accordingly, the RBS Insurance Companies would be prohibited by law from following, with respect to certain of its policies, a directive by RBS to cease trading in funds or indices that included RBS Ordinary Shares during the

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6 The customers for such derivatives include US as well as non-US based customers.

Restricted Period (as defined below), unless such a halt in trading were in the best interests of the purchasers of those policies. Similarly, the RBS Insurance Companies would be prohibited by law from following an RBS directive to trade in funds or indices that included RBS Ordinary Shares unless the RBS Insurance Companies independently concluded that such bids or purchases were in the best interests of its insureds under such policies.

Trading in RBS Ordinary Shares by RBS Trustees and Personal Representatives. The RBS Trustees and Personal Representatives administer the RBS Trusts and Estates, including through the investment of their assets. The RBS Trustees and Personal Representatives generally have broad investment discretion over the assets, similar to the discretion of the RBS Asset Managers with respect to the RBS Managed Funds, and as with those RBS Asset Managers, they have fiduciary or similar duties under applicable local laws to oversee the RBS Trusts and Estates in a manner that is in the best interests of their beneficiaries.

The RBS Trustees and Personal Representatives engage in their market activities solely in the ordinary course of business and not in contemplation of the Placing and Open Offer. The market activities of the RBS Trustees and Personal Representatives for which relief is sought are conducted solely outside of the United States.

RBS Unsolicited Brokerage. RBS effects unsolicited brokerage transactions in the RBS Ordinary Shares through the RBS Brokerage Unit by placing orders on the LSE and other offshore exchanges or effecting trades in the over-the-counter market in the United Kingdom and elsewhere outside the United States, in each case on behalf of customers. These transactions arise from unsolicited buy and sell orders received from its customers, although RBS may solicit the other side of these transactions. The unsolicited brokerage activities of the RBS Brokerage Unit amounted to less than 1% of the worldwide ADTV in RBS Ordinary Shares during the twelve-month period ended September 30, 2008.

As noted above, Citizens may also engage in unsolicited brokerage transactions in the RBS Ordinary Shares with its customers in the United States. These transactions would be effected in the over-the-counter markets in the United States or in the non-US markets described above. The unsolicited brokerage activities of Citizens as a percentage of the worldwide ADTV in RBS Ordinary Shares have historically been even lower than the unsolicited brokerage activities in RBS Ordinary Shares of the RBS Brokerage Unit.

RBS Banking-Related Activities. The RBS Banking Units provide a number of banking services to retail and commercial customers. These services include the marketing and sale of certain investment products, including funds which may contain RBS Ordinary Shares or investment products that may include RBS Ordinary Shares or baskets or indices including RBS Ordinary Shares, to banking customers. Some of these funds are managed by RBS affiliates who are RBS Asset Managers, while others are managed by third-party fund managers. Most funds marketed and sold by the RBS Banking Units comply with the requirements set forth in the European Union's Council Directive 85/61 l/EEC, commonly known as the **"UCITS Directive"**. The UCITS Directive provides, among other things, that no security included in a fund may represent more than 5% of the fund's assets (although Member States may raise this limit to 10%, provided that securities which represent more than 5% of the fund's assets do not in aggregate represent more than 40% of the fund's assets). A limited number of funds are "Non-UCITS Retail Schemes", or **"NURS"**. NURS are subject to similar restrictions as UCITS-compliant funds, although NURS may (but generally do not) invest up to 10% of their assets in the securities of the single issuer.

In addition, the RBS Banking Units provide investment advice and financial planning guidance to banking customers. This advice and guidance may include providing information which would assist customers in determining whether to purchase or sell RBS Ordinary Shares. Unlike RBS Asset Managers, the RBS Banking Units are not necessarily bound by fiduciary duties or specific contractual obligations in giving this advice and guidance. However, RBS's wealth management and financial advisory divisions have enacted internal policies and procedures which prohibit them from making a recommendation to customers as to whether they should purchase or sell RBS Ordinary Shares; the units provide only objective information about RBS Ordinary Shares and/or a summary of the views of a fixed group of research analysts who publish information about RBS.

RBS maintains and enforces written "Chinese Wall" policies and procedures to prevent material non-public information from passing between the sales/trading areas and the advisory areas of RBS. Accordingly, during restricted periods prior to announcements of earnings results or other material developments that have not yet become public, all ordinary course market activities of RBS are permitted to continue. Under these policies and procedures, RBS's traders and sales force who conduct these market activities will generally be able to continue doing so during and outside these restricted periods, although senior management may restrict such activities in extraordinary circumstances. RBS will continue to maintain and enforce these policies and procedures during the Placing and Open Offer.

Other affiliates of RBS conduct market activities in RBS Ordinary Shares in the ordinary course of their business. In connection with the Placing and Open Offer, these other affiliates (other than the ABN AMRO business units described herein as permitted pursuant to the relief requested by this letter) will comply with Regulation M, either by suspending their market activities during the restricted period or by conducting those activities in accordance with an available exception from Regulation M. These exceptions might include those available for "affiliated purchasers". Accordingly, RBS is not seeking relief from the Staff for these activities.

3 ABN AMRO's Market Activities

ABN AMRO is a leading international banking group offering a wide range of banking products and financial services on a global basis through a network of several thousand offices and branches in approximately 52 countries as at September 30, 2008. ABN AMRO is one of the largest banking groups in the Netherlands, with total consolidated assets of €912.7 billion at June 30, 2008. ABN AMRO also has international advisory, capital markets and investment banking activities.

In October 2007, RFS Holdings B.V., a company formed by Fortis N.V. and Fortis SA/NV, RBS and Banco Santander, completed the acquisition of a majority of the ordinary shares of ABN AMRO, resulting in ABN AMRO becoming a consolidated non-wholly owned subsidiary of RBS. On October 3, 2008, the Government of the Netherlands acquired the interests of the Fortis entities in RFS Holdings B.V.

ABN AMRO Market-Making Activities. As is customary in Europe for financial institutions, ABN AMRO engages in market-making activities with respect to RBS Ordinary Shares through the ABN AMRO

Market-Making Branch. The ABN AMRO Market-Making Branch makes bids and offers for RBS Ordinary Shares and purchases and sells RBS Ordinary Shares on the LSE. The ABN AMRO Market-Making Branch effects these transactions for its own account in order to provide liquidity to the market and to enable it to allow clients to execute trades in RBS Ordinary Shares with it. The ABN AMRO Market-Making Branch conducts its market-making activities outside the United States and manages these activities from London.

The LSE is an order-matching system, not an inter-dealer market with formal, officially designated market makers. The ABN AMRO Market-Making Branch engages in its market-making activities by placing bids and offers on the LSE, primarily through one of the ABN AMRO Brokerage Units. However, the ABN AMRO Market-Making Branch is not required to and does not maintain independently established bid and ask prices. In connection with block trades, if an adequate counterparty order is not available on the LSE at the time that the bid or offer is placed, the broker through which the order was placed, or the ABN AMRO Market-Making Branch itself, may solicit counterparty orders. The ABN AMRO Market-Making Branch is not required to make a market in RBS Ordinary Shares. Accordingly, the ABN AMRO Market-Making Branch does not act as a "market maker" as that term is understood in the United States securities markets.

The ABN AMRO Market-Making Branch's market-making activities generally do not comprise in excess of 2% of the worldwide ADTV in RBS Ordinary Shares on the LSE. The monthly average percentage of outstanding RBS Ordinary Shares held as a result of market-making activities has always been below 2%.

During the Placing and Open Offer, the ABN AMRO Market-Making Branch intends to continue its market-making activities in the ordinary course of business, although the issuance of new RBS Ordinary Shares upon completion of the Placing and Open Offer is expected to result in increased selling pressure and thus volumes of transactions by the ABN AMRO Market-Making Branch may be higher than average and represent a greater than average percentage of trading volume.

ABN AMRO Derivatives Market-Making and Hedging. The ABN AMRO Derivatives Market-Making Units create, redeem, issue, buy and sell derivatives and other structured products relating to various securities, including RBS Ordinary Shares, for their own accounts and for the accounts of their customers. These derivatives and structured products include listed and over-the-counter options, warrants, convertible securities, futures, forwards, repurchase agreements, swaps, cash-settled derivatives, index futures, exchange-traded funds and similar products relating to RBS Ordinary Shares or to baskets or indices including RBS Ordinary Shares. Some of these derivatives and structured products are designed by the ABN AMRO Derivatives Market-Making Units for sale to multiple customers ("**ABN AMRO-Designed Derivatives**"), while others are custom-made products that the ABN AMRO Derivatives Market-Making Units create based on the specifications of the individual customer or customers to whom the product will be sold ("**Customer-Designed Derivatives**"). Customer-Designed Derivatives may be linked directly to the performance of individual securities, including RBS Ordinary Shares, or to baskets or indices of securities which may include RBS Ordinary Shares. ABN AMRO-Designed Derivatives are not linked to the performance of individual securities, but some are linked to indices or to baskets of securities which may include RBS Ordinary Shares. In connection with the redemption of derivatives or other structured products described in this paragraph, the ABN AMRO Derivatives Market-Making Units may also purchase RBS

Ordinary Shares in order to deliver them to the derivative counterparties. The ABN AMRO Derivatives Market-Making Units engage in these derivative market-making activities in order to provide liquidity to the derivatives market and to facilitate customers' derivatives transactions.

The ABN AMRO Hedging Units solicit and effect trades in RBS Ordinary Shares for their own accounts and for the accounts of their customers for the purpose of hedging positions (or adjusting or liquidating existing hedge positions) of the ABN AMRO Derivatives Market-Making Units and their customers that are established in connection with the derivatives market-making activities described above.

The ABN AMRO Derivatives Market-Making and ABN AMRO Hedging Units engage in their market activities solely in the ordinary course of business and not in contemplation of the Placing and Open Offer. The derivatives market-making and hedging transactions for which relief is sought are conducted solely outside of the United States.

Trading in RBS Ordinary Shares by ABN AMRO Asset Managers. As part of their investment management activities, the ABN AMRO Asset Managers buy and sell securities, including RBS Ordinary Shares, for Managed Funds' accounts. Each of the ABN AMRO Asset Managers manages one or more of three types of Managed Funds: those over which they have broad investment discretion ("**Discretionary Managed Funds**"); those that require client instruction or consent prior to making an investment ("**Non-Discretionary Managed Funds**"); and those that require the ABN AMRO Asset Managers to track the performance of an underlying index or to follow a prescribed investment model ("**Index- or Model-Driven Funds**").

Under applicable local laws the ABN AMRO Asset Managers of Discretionary Managed Funds have a fiduciary or similar duty to oversee the funds' investments in a manner that is in the best interests of the investors in those funds, and the ABN AMRO Asset Managers of Non-Discretionary Managed Funds have a fiduciary and/or contractual duty to make recommendations as to the funds' investments in a manner that is in the best interests of the investors in, or beneficiaries of, those funds. The ABN AMRO Asset Managers also have a contractual duty to follow the investment instructions of the beneficiaries of the Non-Discretionary Managed Funds.

Under the terms and conditions that govern the management of the Index-or Model-Driven Funds, the ABN AMRO Asset Managers are required to replicate, as closely as practicable, the performance of a particular securities market index or to invest the assets of the fund according to a prescribed investment model. The index to which an Index- or Model-Driven Fund is linked may include RBS Ordinary Shares, and the investment model which an Index- or Model-Driven Fund is required to follow may require the purchase or sale of RBS Ordinary Shares.

In certain cases, the beneficial owner of a Managed Fund may be an ABN AMRO affiliate. In the event that an ABN AMRO affiliate was the beneficial owner of a Non-Discretionary Managed Fund, it would refrain from instructing the relevant ABN AMRO Asset Manager to purchase or sell RBS Ordinary Shares during the Placing and Open Offer.

The ABN AMRO Asset Managers engage in their market activities solely in the ordinary course of business and not in contemplation of the Placing and Open Offer. The market activities of the ABN AMRO Asset Managers for which relief is sought are conducted solely outside of the United States.

Trading in RBS Ordinary Shares by ABN AMRO Trustees and Personal Representatives. The ABN AMRO Trustees and Personal Representatives administer the ABN AMRO Trusts and Estates, including through the investment of their assets. The ABN AMRO Trustees and Personal Representatives generally have broad investment discretion over the assets, similar to the discretion of the ABN AMRO Asset Managers with respect to Discretionary Managed Funds, and as with those ABN AMRO Asset Managers, they have fiduciary or similar duties under applicable local laws to oversee the ABN AMRO Trusts and Estates in a manner that is in the best interests of their beneficiaries.

The ABN AMRO Trustees and Personal Representatives engage in their market activities solely in the ordinary course of business and not in contemplation of the Placing and Open Offer. The market activities of the ABN AMRO Trustees and Personal Representatives for which relief is sought are conducted solely outside of the United States.

ABN AMRO Unsolicited Brokerage Activities. The ABN AMRO Brokerage Units effect unsolicited brokerage transactions in RBS Ordinary Shares and derivatives on RBS Ordinary Shares by placing orders for customers, including ABN AMRO Asset Managers. These brokerage transactions arise from unsolicited buy or sell orders received by the ABN AMRO Brokerage Units from their customers, although the ABN AMRO Brokerage Units may solicit the other sides of these transactions. The ABN AMRO Brokerage Units generally conduct these transactions as agents or riskless principals, although in certain cases ABN AMRO Brokerage Units may guarantee a price for the customer (for example, the volume-weighted average price over the course of a trading day), in which case the ABN AMRO Brokerage Unit executing the trade will assume the risk of any differential between the guaranteed price and the price at which they are able to purchase the securities in the market. As discussed further below, the ABN AMRO Brokerage Units have in place information barriers to prevent price-sensitive information from passing between the ABN AMRO Brokerage Units and any other area of ABN AMRO in which price-sensitive information relating to RBS Ordinary Shares, including information relating to the Placing and Open Offer, would be available.

Although the ABN AMRO Brokerage Units from time to time provide advice to their customers regarding an investment in RBS Ordinary Shares, none of the ABN AMRO Brokerage Units, ABN AMRO or other ABN AMRO affiliates will produce research reports concerning RBS during the Placing and Open Offer. Furthermore, the personnel of the ABN AMRO Brokerage Units have been instructed not to make any recommendations to their customers with respect to RBS Ordinary Shares during the Placing and Open Offer.

The ABN AMRO Brokerage Units engage in their market activities solely in the ordinary course of business and not in contemplation of the Placing and Open Offer. The market activities of the ABN AMRO Brokerage Units for which relief is sought are conducted solely outside the United States.

ABN AMRO Banking-Related Activities. The ABN AMRO Banking Units provide a number of banking services to retail and commercial customers. These services include the marketing and sale of certain investment products, including funds which may contain RBS Ordinary Shares, to banking customers. Some of these funds are managed by ABN AMRO affiliates who are ABN AMRO Asset Managers, while others are managed by third-party fund managers. Most funds marketed and sold by the ABN AMRO Banking Units comply with the requirements set forth in the UCITS Directive. The UCITS Directive provides, among other things, that no security included in a fund may represent more than

5% of the fund's assets (although Member States may raise this limit to 10%, provided that securities which represent more than 5% of the fund's assets do not in aggregate represent more than 40% of the fund's assets). A limited number of funds are NURS. NURS are subject to similar restrictions as UCITS-compliant funds, although NURS may (but generally do not) invest up to 10% of their assets in the securities of the single issuer.

In addition, the ABN AMRO Banking Units provide investment advice and financial planning guidance to banking customers. This advice and guidance may include providing information which would assist customers in determining whether to purchase or sell RBS Ordinary Shares. Unlike ABN AMRO Asset Managers, the ABN AMRO Banking Units are not necessarily bound by fiduciary duties or specific contractual obligations in giving this advice and guidance. However, the Financial Planning and Advisory Units have enacted internal policies and procedures which prohibit them from making a recommendation to customers as to whether they should purchase or sell RBS Ordinary Shares; the units provide only objective information about RBS Ordinary Shares and/or a summary of the views of a fixed group of research analysts who publish information about RBS.

The ABN AMRO Banking Units engage in their market activities solely in the ordinary course of business and not in contemplation of the Placing and Open Offer. The activities of the ABN AMRO Banking Units for which relief is sought are conducted solely outside of the United States.

ABN AMRO maintains and enforces written "Chinese Wall" policies and procedures to prevent material non-public information from passing between the sales/trading areas and the advisory areas of ABN AMRO. Accordingly, during restricted periods prior to announcements of earnings results or other material developments that have not yet become public, all ordinary course market activities of ABN AMRO are permitted to continue. Under these policies and procedures, ABN AMRO's traders and sales force who conduct these market activities will generally be able to continue doing so during and outside these restricted periods, although senior management may restrict such activities in extraordinary circumstances. ABN AMRO will continue to maintain and enforce these policies and procedures during the Placing and Open Offer.

Other affiliates of ABN AMRO conduct market activities in RBS Ordinary Shares in the ordinary course of their business. In connection with the Placing and Open Offer, these other affiliates (other than the ABN AMRO business units described herein as permitted pursuant to the relief requested by this letter) will comply with Regulation M, either by suspending their market activities during the restricted period or by conducting those activities in accordance with an available exception from Regulation M. These exceptions might include those available for "affiliated purchasers". Accordingly, ABN AMRO is not seeking relief from the Staff for these activities.

4 The Placing and Open Offer

On October 13, 2008, RBS announced the Placing and Open Offer, a proposed capital increase involving the offering to RBS shareholders the opportunity to purchase up to £15 billion (net of expenses) of RBS Ordinary Shares. In addition, HMT will subscribe for £5 billion preference shares (the "**RBS Preference Shares**"). In the Placing and Open Offer, RBS would issue up to approximately 22.9 billion new RBS Ordinary Shares, representing approximately 138% of the total RBS Ordinary Shares issued as of October 13, 2008. The Placing and Open Offer will be made primarily to existing shareholders outside of the United States in accordance with Regulation S of the Securities Act of 1933 (the "**Securities Act**"). A relatively small portion of the RBS Ordinary Shares (up to approximately 10 to 12%) will be offered in private transactions in the United States solely to existing shareholders who are qualified institutional buyers as defined in Rule 144A under the Securities Act ("**QIBs**") and to a limited number of "accredited investors" as defined in Rule 501 under the Securities Act.[7] The pricing of the Placing and Open Offer occurred on October 12, 2008 and, pursuant to the Placing and Open Offer, any RBS Ordinary Shares not taken up by RBS shareholders will be placed with HMT at a fixed price of 65.5 pence per share.

The Placing and Open Offer subscription period is expected to last approximately three weeks following posting of the offer documents, which is currently expected to occur on or around the end of October 2008, although the subscription period could be extended. The new RBS Ordinary Shares will be submitted for listing on the LSE and Euronext Amsterdam. RBS will prepare one or more offering documents for use in soliciting subscriptions and purchases in the Placing and Open Offer, including subscriptions and purchases from QIBs and certain "accredited investors" in the United States.[8]

5 Application of Regulation M

In connection with the Placing and Open Offer, RBS will offer and sell RBS Ordinary Shares to U.S. investors and will therefore be engaged in a distribution in the United States for purposes of Regulation M. With regard to RBS, under Regulation M, the restricted period for the Placing and Open Offer (the "**Restricted Period**") began one business day prior to the determination of the offering price (i.e., October 10, 2008) in the Placing and Open Offer and will end upon the completion of the Placing and Open Offer in the United States. Thus, the Restricted Period for RBS could last for a number of weeks.

Given that RBS will be considered an "issuer" and its subsidiaries, including ABN AMRO, will be considered "affiliated purchasers" of the issuer, as defined in Rule 100 of Regulation M, their market activities will be subject to Rule 102 throughout the Restricted Period. As such, we request relief for the market activities of RBS, ABN AMRO and their respective affiliates described in this letter under Rule 102.[9]

Under Rule 102, RBS and ABN AMRO would not be permitted to bid for or purchase, or attempt to induce any person to bid for or purchase, RBS Ordinary Shares during the Restricted Period, except to the extent that one of the specified exceptions in the rule is available. There are no exceptions available under Rule 102 that would permit RBS, ABN AMRO and their respective affiliated purchasers

7 In connection with the Placing and Open Offer in the United States, RBS has implemented certain procedures to ensure that the Placing and Open Offer is not considered to be a "public offering" within the meaning of Section 4(2) of the Securities Act and, on the basis of those procedures, we do not believe the registration of the offer or sale of the new RBS Ordinary Shares under the Securities Act is required.

8 The actual dates of events in the Placing and Open Offer described above could change.

9 We note that the RBS Ordinary Shares would qualify as actively-traded securities pursuant to Regulation M, and therefore "distribution participants" (as defined in Rule 100 of Regulation M) subject to Rule 101 rather than Rule 102 would be able to avail themselves of the exception for actively-traded securities. The ADTV value for RBS Ordinary Shares was £404,652,037 (approximately $720,280,626) for the twelve-month period ended September 30, 2008, and the public float value for RBS Ordinary Shares was £49.6 billion (approximately $88.3 billion) as of September 30, 2008, in each case well in excess of the thresholds set out in Regulation M to qualify as an actively-traded security.

to engage in the market-making, derivatives market-making and hedging, asset management, insurance, trustee and personal representative, unsolicited brokerage and banking activities described in this letter. Therefore, without the requested exemptive relief, RBS, ABN AMRO and their respective affiliates would not be permitted to engage in such activities for an extended period of time, which is expected to last for a number of weeks.

If the ABN AMRO Market-Making Branch is unable to conduct its market-making activities in the ordinary course, it would not be in a position to provide liquidity in RBS Ordinary Shares to its clients on a day-to-day basis because it would not be able to execute transactions for its clients solely on an agency or riskless principal basis. RBS and ABN AMRO believe that these activities will not have a significant effect on the market price of the RBS Ordinary Shares. The withdrawal from the market for the RBS Ordinary Shares, which are among the most actively traded in the United Kingdom, for an extended period of time would have harmful effects on the customers of RBS and ABN AMRO customers and the ordinary business of RBS and ABN AMRO and their respective affiliates.

As RBS is a significant market maker in derivatives[10] on RBS Ordinary Shares, if RBS is precluded from conducting market-making activities in the derivatives or from effecting hedging transactions in RBS Ordinary Shares relating to the derivatives, the application of Regulation M could have adverse effects on the market in the United Kingdom for the derivatives, as well as on RBS's ability to manage hedge positions maintained by it and its customers previously established in connection with this activity. RBS may also be unable to execute asset-management related or unsolicited brokerage orders submitted by its customers in the normal course, thereby forcing its customers to take their orders elsewhere or to refrain from trading. Similarly, the RBS Insurance Companies may not refrain from, or engage in, trading in RBS Ordinary Shares as a result of investment instructions received from RBS, unless such action is in the best interests of the purchasers of those policies. The derivatives market-making and hedging, asset management, insurance, trustee and personal representative, unsolicited brokerage and banking activities of RBS described in this letter are also important aspects of RBS's business as a major financial institution in the United Kingdom and, therefore, interrupting those activities for such an extended period could also have an adverse impact on RBS's business, including its ability to properly manage its risks.

Similarly, if the ABN AMRO Derivatives Market-Making Units and the ABN AMRO Hedging Units are precluded from conducting market-making activities in the derivatives or effecting hedging transactions in RBS Ordinary Shares relating to the derivatives on behalf of their customers, and on behalf of themselves in the case of derivatives held by them in order to accommodate customer requests, the application of Regulation M could have serious adverse effects on their ability to meet their clients' demands for derivatives on RBS Ordinary Shares. Given that these hedging transactions are entered into in connection with derivatives on RBS Ordinary Shares which were entered into by or at the requests of their customers, these business units would have to cease providing such derivatives services to their customers if they were prohibited from effecting these hedging transactions.

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10 Derivatives on RBS Ordinary Shares generally would not be "covered securities" under Rule 100 of Regulation M. See, *e.g.*, Release 34-38067 (Dec. 20, 1996), 62 FR 520, 524. Derivative market making by RBS affiliates, however, might, in some cases, be regarded as involving inducements to purchase RBS Ordinary Shares. To avoid uncertainty, the activities covered by this request for exemption include the derivatives market-making and hedging and other activities in RBS Ordinary Shares described in this letter.

Separately, if the ABN AMRO Derivatives Market-Making Units, the ABN AMRO Hedging Units and the ABN AMRO Brokerage Units are precluded from effecting hedging transactions in RBS Ordinary Shares relating to derivatives on RBS Ordinary Shares in their proprietary trading portfolios prior to the commencement of the Restricted Period and entered into in the ordinary course of business and not in contemplation of the Placing and Open Offer, these units may be forced to unwind these derivatives or to incur losses as a result of their inability to properly hedge these transactions.[11]

The ABN AMRO Asset Managers have fiduciary or similar duties under applicable local law to invest the assets of Discretionary Managed Funds and to make recommendations as to the investment of the assets of Non-Discretionary Managed Funds, in the best interests of the beneficiaries of those funds. Accordingly, the ABN AMRO Asset Managers would be prohibited by law from trading in RBS Ordinary Shares unless the ABN AMRO Asset Manager believed that such trading was in the best interests of the Discretionary Managed Funds' or the Non-Discretionary Managed Funds' beneficiaries. In addition, the ABN AMRO Asset Managers have contractual obligations to invest in the assets of Non-Discretionary Managed Funds and Index- or Model-Driven Funds according to the instructions of the beneficiary or in a pre-specified manner. Accordingly, the ABN AMRO Asset Managers would be prohibited by contract from trading in RBS Ordinary Shares unless doing so complied with the terms and conditions that governed the management of such Non-Discretionary Managed Funds or Index- and Model-Driven Funds. Insofar as the ABN AMRO Managed Funds historically have engaged in low volumes of trading in RBS Ordinary Shares and that the ABN AMRO Asset Managers intend to conduct the trading activities in the ordinary course of business, RBS and ABN AMRO believe that it is unlikely that such activities could have a significant effect on the market price of RBS Ordinary Shares.

Additionally, the RBS Trustees and Personal Representatives have fiduciary or similar duties under applicable local law to invest the assets of the RBS Trusts and Estates in the best interests of their beneficiaries. Accordingly, the RBS Trustees and Personal Representatives would be prohibited by law from trading in RBS Ordinary Shares unless the RBS Trustees and Personal Representatives believed that such trading was in the best interests of the beneficiaries of the RBS Trusts and Estates.[12]

The ABN AMRO Trustees and Personal Representatives similarly have fiduciary or similar duties under applicable local law to invest the assets of the ABN AMRO Trusts and Estates in the best interests of their beneficiaries. Accordingly, the ABN AMRO Trustees and Personal Representatives would be prohibited by law from trading in RBS Ordinary Shares unless the ABN AMRO Trustees and Personal Representatives believed that such trading was in the best interests of the beneficiaries of the ABN AMRO Trusts and Estates.[13]

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[11] These ABN AMRO derivatives market-making and hedging activities historically have represented a small portion of all trading in RBS Ordinary Shares, and for the twelve-month period ended September 30, 2008, the ADTV of RBS Ordinary Shares pursuant to these activities represented less than 1% of the worldwide ADTV of RBS Ordinary Shares. RBS and ABN AMRO believe that these activities will not have a significant effect on the market price of RBS Ordinary Shares.

[12] The activities of the RBS Trustees and Personal Representatives historically have represented a small proportion of all trading in RBS Ordinary Shares, and for the twelve-month period ended September 30, 2008, the ADTV of RBS Ordinary Shares traded pursuant to these activities represented less than 1% of the worldwide ADTV of RBS Ordinary Shares. RBS and ABN AMRO believe that these activities will not have a significant effect on the market price of RBS Ordinary Shares.

[13] The activities of the ABN AMRO Trustees and Personal Representatives historically have represented a small proportion of all trading in RBS Ordinary Shares, and for the twelve-month period ended September 30, 2008, the ADTV of RBS Ordinary Shares traded pursuant to these activities represented less than 1% of the worldwide ADTV of RBS Ordinary Shares. RBS and ABN AMRO believe that these activities will not have a significant effect on the market price of RBS Ordinary Shares.

In the absence of an exemption the ABN AMRO Brokerage Units would be unable to execute or facilitate unsolicited brokerage orders submitted by their customers in the normal course of the ABN AMRO Brokerage Units' business, thereby forcing their customers to take their orders elsewhere or to refrain from trading. It would place a significant burden on these customers to require them to transfer their RBS Ordinary Shares to a securities account elsewhere, or to have the ABN AMRO Brokerage Units place orders with another bank, in order to make trades with respect to RBS Ordinary Shares. Moreover, the ABN AMRO Brokerage Units would be likely to lose a significant number of these customers if they were prevented from providing them with customary facilitation services during the Restricted Period.[14] RBS and ABN AMRO believe that these activities will not have a significant effect on the market price of RBS Ordinary Shares.

Finally, RBS and ABN AMRO also believe that the marketing and sale by the RBS Banking Units and the ABN AMRO Banking Units of funds that may include RBS Ordinary Shares is unlikely to have a significant effect on the market price of RBS Ordinary Shares. Moreover, the financial planning and investment advisory activities of the RBS Banking Units and ABN AMRO Banking Units do not constitute bids for or purchases of RBS Ordinary Shares, and RBS and ABN AMRO believe that it is unlikely that such activities would constitute inducements to purchase RBS Ordinary Shares. If these activities did constitute inducements to purchase RBS Ordinary Shares, RBS and ABN AMRO believe that the policies and procedures which prohibit it from recommending the purchase or sale of RBS Ordinary Shares are sufficient to preclude such activities from having a significant effect on the market price of RBS Ordinary Shares.

In addition, the Placing and Open Offer is being conducted and trading by the business units and affiliates of RBS and ABN AMRO identified herein in RBS Ordinary Shares during the Placing and Open Offer is subject to and will be conducted in accordance with the laws of the United Kingdom, the Netherlands and other non-US laws. As discussed in greater detail below, the laws of the United Kingdom and the Netherlands provide important safeguards against the type of risk of abuse that Regulation M was designed to prevent.

Finally, RBS and ABN AMRO believe that the risk of market manipulation under the Placing and Open Offer is limited by the "Chinese Wall" procedures and fiduciary duties described above, the fact that the market activities that are the subject of this request for exemptive relief are the ordinary course customer-driven market activities of RBS and ABN AMRO rather than activities commenced or managed in contemplation of the Placing and Open Offer, and the fact that the jurisdictions in which RBS and ABN AMRO operate have laws that prohibit market manipulation (as further discussed below).

For the foregoing reasons, RBS and ABN AMRO ask the Staff to provide an exemption from Regulation M that would allow RBS and ABN AMRO, through their respective business units and affiliates identified herein, to continue to engage in market-making, derivatives market-making and hedging, asset management, insurance, trustee and personal representative, unsolicited brokerage and banking activities with respect to RBS Ordinary Shares in the ordinary course of their respective

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[14] Further, these activities have historically represented a small proportion of all trading in RBS Ordinary Shares, with the ADTV of RBS Ordinary Shares traded pursuant to these activities for the twelve-month period ended September 30, 2008 representing approximately 3% of the worldwide ADTV of RBS Ordinary Shares for the same period.

businesses described above during the Restricted Period, as permitted under market practice and applicable law in their respective home countries.[15]

6 The Regulatory Market in the United Kingdom

The FSMA contains the main body of rules relating to the financial markets in the United Kingdom. The FSA is an independent body that regulates the financial services industry in the United Kingdom. The FSA is responsible for market supervision and has a powerful enforcement armory, including powers to investigate, publish information, censure, suspend the marketing of securities and, above all, impose unlimited fines on both companies and individuals who have engaged in market abuse or required or encouraged another person to do so. Part VIII of the FSMA gives the FSA power to impose penalties upon any person who has engaged in market abuse or has required or encouraged another person to do so. Behavior caught by the market abuse regime falls into categories such as dealing on the basis of inside information or disseminating misleading information.

Part V of the Criminal Justice Act 1993 prohibits insider dealing. There are three offenses: (i) dealing, (ii) encouraging another person to deal and (iii) disclosing information. These offenses can only be committed by individuals. However, any act on the part of a corporate body will almost inevitably be taken on its behalf by a director, officer or employee. In addition, the offense of encouraging can be committed if the recipient of the encouragement is a corporate body. There are also some general defenses to these offenses such as a reasonable belief that the information had been disclosed widely enough or evidence that the individual would have acted the same even without the information.

However, the principal source of law relating to market manipulation in the United Kingdom is the Market Abuse Directive (the "**Directive**"), as implemented by the FSMA. Section 118 of the FSMA specifies five types of behavior that are considered to be market abuse:

(i) insider dealing – where an "insider" (as defined below) deals or attempts to deal in securities on the basis of "inside information" (as defined below);

(ii) improper disclosure – where an insider discloses inside information to someone else other than in the proper performance of their duties;

(iii) manipulating transactions – where a transaction gives a false or misleading impression to the market of the supply, demand, price or value of a security or secures the price of a security at an artificial level (unless the transaction is carried out for a legitimate reason and in conformity with an "accepted market practice");

(iv) manipulating devices – where a transaction employs a fictitious device or other form of deception or contrivance; and

[15] As described above, the vast majority of the market activities in RBS Ordinary Shares for which relief is sought in this letter are conducted on the LSE and in the over-the-counter market in the United Kingdom. Although similar activities are carried out by the business units and affiliates of RBS and ABN AMRO described in this letter outside of the United Kingdom, the volume of such activities has historically been low compared to the volume of such activities in the United Kingdom. We also note that, during the twelve-month period ended September 30, 2008, total market activity in RBS Ordinary Shares outside the United Kingdom was less than 1% of worldwide ADTV. We ask that the requested relief also cover such activities outside of the United Kingdom and the United States conducted in the ordinary course and in accordance with applicable local law.

(v) misleading dissemination – where false or misleading information is knowingly or negligently disseminated to the market.

In addition, there are two residual categories that cover types of behavior not caught by one of the above categories but which involve either:

(i) the misuse of relevant information that is not generally available to the market or

(ii) other forms of misleading behavior or market distortion,

in each case, that a regular user of the market in question would consider to be a failure to observe reasonable standards of behavior.

"Inside information" is defined as information of a precise nature that is not generally available but which, if made generally available, would be likely to have a significant effect on the price of the company's securities. Information is deemed likely to have a significant effect on price "if and only if it is information of a kind which a reasonable investor would use as part of the basis for his investment decisions". In relation to the insider dealing and improper disclosure offenses of the market abuse regime, the definition of inside information is extended to include information that is indirectly related to the company as well. This extends the definition to include, for example, information, such as a change in tax treatment, which relates to a particular business sector that could impact the share price of all companies in that sector equally, in addition to information that relates solely to a specific issuer.

An "insider" is a person who has inside information as a result of: (i) membership of the administrative, management or supervisory board of a company that has securities admitted to trading; (ii) holding securities in such a company; (iii) his employment, profession or duties; (iv) any criminal activities; or (v) other means, but where he knows, or could reasonably be expected to know, that he holds inside information.

Two safe harbors are expressly provided under the Directive for: (i) price-stabilizing activities and (ii) repurchases of one's own shares.

In addition, the Code of Market Conduct published by the FSA sets out conclusive descriptions of types of behavior that will not amount to market abuse. These include:

(i) dealing with the benefit of trading information, for example, where the inside information one holds is the knowledge that one is planning to deal;

(ii) takeover activity, including stake-building, the seeking of irrevocable undertakings and the making of arrangements to issue securities or offer cash as part of a takeover offer;

(iii) disclosure of inside information that is required by the Listing Rules, Disclosure Rules or Prospectus Rules; and

(iv) behavior conforming with certain express provisions of the City Code on Takeovers and Mergers (the "**Code**"), *provided* that, the behavior also conforms with the General Principles under the Code.

7 The Dutch Regulatory Market

The Dutch Financial Supervision Act (*Wet op het financieel toezicht*) (the "**DFSA**") contains the regulations that apply to the financial markets and their supervision in the Netherlands. The Dutch Authority for the Financial Markets (*Autoriteit Financiële Markten*) (the "**AFM**") is the body responsible for regulating behavior on the securities markets in the Netherlands. The AFM is responsible for market supervision, monitoring compliance, investigating violations and imposing disciplinary measures (including administrative fines). The DFSA considers any violation of the rules on market abuse (including insider dealing, improper disclosure of insider information and market manipulation) to be a criminal offense under Dutch law.

Pursuant to Article 5:56 of the DFSA, natural and legal persons having insider information[16] are prohibited from using inside information while performing or effecting a transaction:

(i) in or from the Netherlands or a non-EU Member State in financial instruments admitted to trading on a regulated market, or an unregulated market in financial instruments in the Netherlands, or for which admission to any such trading has been requested;

(ii) in or from the Netherlands in financial instruments admitted to trading on a regulated market in another EU Member State or admitted to trading on a market in financial instruments established and permitted by the authorities in a non-EU Member State, or in financial instruments for which admission to any such trading has been requested;

(iii) in or from the Netherlands or a non-EU Member State in financial instruments that are not covered under (i) or (ii) above yet determine their value by relying on the financial instruments discussed in (i) or (ii) above; or

(iv) in or from another EU Member State in financial instruments admitted to trading on an unregulated market in financial instruments.

Certain exemptions apply to the prohibitions enumerated above.[17]

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16 The natural and legal persons referred to include:

(a) persons who have inside information at their disposal due to the fact that they determine the day-to-day policies or supervise the policies and the general course of events of an issuer to which the inside information relates;

(b) persons who have inside information at their disposal due to the fact that they have at their disposal a qualifying holding in the issuer that has issued financial instruments as meant in (i) and (ii) above or that has issued financial instruments as meant in (iii) above to which the inside information relates;

(c) persons with access in the normal course of the exercise of their work, profession or duties to inside information;

(d) persons having inside information at their disposal due to involvement in criminal offenses; and

(e) any persons not belonging to the categories (i) to (iv) above but who are aware, or should reasonably suspect, that they have inside information at their disposal.

17 The exemptions are for:

(i) a monetary policy, an exchange-rate policy or a public debt-management policy;

(ii) a buy-back program as described in Chapter II of Regulation 2273/2003 of the Commission of the European Communities of December 22, 2003 implementing Directive 2003/6/EC of the European Parliament and of the Council as regards exemptions for buy-back programs and stabilization of financial instruments (OJ L 336);

(iii) stabilization as described in Chapter III of Regulation 2273/2003 of the Commission of the European Communities of December 22, 2003 implementing Directive 2003/6/EC of the European Parliament and of the Council as regards exemptions for buy-back programs and stabilization of financial instruments (OJ L 336);

Inside information is defined as information of a precise nature that is not generally available but, if made generally available, would be likely to have a significant effect on the price of the issuer's securities. Whether the impact on price will be significant must be assessed in the context of whether a reasonable investor would use that information as part of an investment decision.

Pursuant to Article 5:57 of the DFSA, persons in possession of inside information who are aware or ought reasonably to be aware that the information concerned is inside information (as defined above) are prohibited from:

(i) communicating this inside information to third parties, save within the scope of the normal exercise of their employment, profession or duties;

(ii) recommending third parties to acquire or sell, or having others acquire or sell, based on this inside information, the financial instruments to which the inside information relates; and

(iii) participating in any arrangement that would lead to the performance of any of the aforementioned acts, or to induce others to commit any of the aforementioned acts.

Under Dutch law, disclosure of inside information may take place within the normal conduct of employment, profession or duties assuming the individual receiving the insider information owes the company a duty of confidentiality. Such duty of confidentiality may be based on a law, regulations, articles of association or a contract. The Dutch legislator has determined that the disclosure of inside information to shareholders in the context of sounding out shareholders attitudes towards (i) the issue of securities, (ii) a public bid on securities, (iii) voting behavior or (iv) major strategic decisions falls within the exception for disclosure of inside knowledge within the normal conduct of employment, profession or duties. However, only shareholders whose views are "reasonably necessary" for the issuer may be approached.

(iv) granting financial instruments to employees pursuant to an employee plan and exercising of, and selling shares resulting from the exercise of, options and similar instruments issued under such employee plan within five days of expiry of the option or similar instrument, provided the employee has indicated at least four months in advance he will exercise and sell;

(v) effecting a transaction that is required in order to be able to fulfill the obligation to transfer shares or depositary receipts;

(vi) entering into an agreement in the course of a public offer, pursuant to which a holder of financial instruments commits to tender the financial securities to which the public offer relates to the bidder as long as the amount of financial securities is set out in a written statement to the bidder;

(vii) entering into an agreement whereby the holder of the financial instrument commits itself prior to an issuance or replacement of such financial instruments to irrevocably purchase such financial instruments, as long as the amount of financial instruments or the value thereof has been set out in a written declaration to the issuer issuing or replacing such financial instruments;

(viii) issuing or obtaining shares or depositary receipts by way of dividend (other than a choice dividend);

(ix) despite having inside information only relating to the trading, acting in good faith by an agent in the course of servicing its clients;

(x) performing transactions by employees of an issuer who has insider knowledge, *provided* that, the employees performing the transaction only have insider knowledge as far as the trading is concerned;

(xi) transactions conducted in discharge of an obligation that has become due to acquire or dispose of financial instruments where that obligation results from an agreement concluded before the person concerned possessed inside information; and

(xii) any further exceptions that may be provided by Ministerial Decree.

Market manipulation is prohibited under Article 5:58 of the DFSA. Besides when certain exemptions apply[18], it is prohibited to:

(i) perform or effect a transaction or order to trade in financial instruments that give, or are likely to give, false or misleading signals about the offer, demand or price of those financial instruments, unless the party that performed or effected the transaction or order to trade proves that its motive for performing or effecting the transaction or order to trade is justified and that the transaction or order to trade conforms with customary practice in the relevant market;

(ii) perform or effect a transaction or order to trade in financial instruments in order to secure the price of those financial instruments at an artificial level, unless the party that performed or effected the transaction or order to trade proves that its motive for performing or effecting the transaction or order to trade is justified and that the transaction or order to trade conforms with customary practice in the relevant market;

(iii) perform or effect a transaction or order to trade in financial instruments employing deception or contrivance; or

(iv) disseminate information that gives, or is likely to give, false or misleading signals about the offer, demand or price of financial instruments, where the disseminator of such information knows or should reasonably suspect that such information is false or misleading.

8 Relief Requested

As discussed above, RBS and ABN AMRO are seeking exemptive relief from Rule 102 of Regulation M to permit the ABN AMRO Market-Making Branch, the RBS Derivatives Business Units, the ABN AMRO Derivatives Market-Making Units, the ABN AMRO Hedging Units, the RBS Asset Manager, the ABN AMRO Asset Managers, the RBS Insurance Companies, the RBS Trustees and the Personal Representatives, the ABN AMRO Trustees and the Personal Representatives, the RBS Brokerage Unit, the ABN AMRO Brokerage Units, the RBS Banking Units and the ABN AMRO Banking Units to continue to engage in the market-making, derivatives market-making and hedging, asset management, insurance, trustee and personal representative, unsolicited brokerage and banking activities described in this letter during the Restricted Period. The ABN AMRO Market-Making Branch, the RBS Derivatives Business Units, the ABN AMRO Derivatives Market-Making Units, the ABN AMRO Hedging Units, the RBS Asset Manager, the ABN AMRO Asset Managers, the RBS Insurance Companies, the RBS Trustees and the Personal Representatives, the ABN AMRO Trustees and the

[18] The exemptions are for:

(i) a monetary policy, an exchange-rate policy or a public debt-management policy;

(ii) a buy-back program as described in Chapter II of Regulation 2273/2003 of the Commission of the European Communities of December 22, 2003 implementing Directive 2003/6/EC of the European Parliament and of the Council as regards exemptions for buy-back programs and stabilization of financial instruments (OJ L 336);

(iii) stabilization as described in Chapter III of Regulation 2273/2003 of the Commission of the European Communities of December 22, 2003 implementing Directive 2003/6/EC of the European Parliament and of the Council as regards exemptions for buy-back programs and stabilization of financial instruments (OJ L 336); and

(iv) any further exceptions that may be provided by Ministerial Decree (currently none).

Personal Representatives, the RBS Brokerage Unit, the ABN AMRO Brokerage Units, the RBS Banking Units and the ABN AMRO Banking Units would conduct these activities in the ordinary course of their respective businesses and in accordance with the applicable laws of the United Kingdom in relation to the Placing and Open Offer, Dutch law and other non-US laws, all as described in this letter. RBS also asks for relief to permit Citizens to engage in unsolicited brokerage activities in the normal course of business in the United States, as described in this letter.

As a condition to the relief being requested, RBS and ABN AMRO would undertake to include disclosure in each offer document that will be distributed to the US investors that participate in the Placing and Open Offer. The disclosure would be substantially similar to the following:

- since the announcement of the Placing and Open Offer, RBS and ABN AMRO, through certain identifiable business units, and certain of its affiliates have engaged and intend to continue to engage in various dealing and brokerage activities involving RBS Ordinary Shares;
- ABN AMRO, through an affiliate, has made a market, from time to time, and continues to make a market, from time to time, in RBS Ordinary Shares by purchasing and selling RBS Ordinary Shares for its own account in the United Kingdom on the LSE. ABN AMRO is not obliged to make a market in RBS Ordinary Shares and any such market making may be discontinued at any time;
- certain asset management companies, insurance companies, trustees and personal representatives and banking units that are affiliates of RBS and ABN AMRO have purchased and sold, and intend to continue to purchase and sell, RBS Ordinary Shares and derivatives as part of their ordinary investing activities. RBS and ABN AMRO, through certain market-making and derivatives business units, have also engaged, and intend to continue to engage, in the issuance, purchase and sale of derivatives (such as options, warrants and other instruments) relating to RBS Ordinary Shares for RBS's and ABN AMRO's accounts and the accounts of RBS's and ABN AMRO's customers, as well as in purchases and sales of RBS Ordinary Shares for the purpose of hedging the positions established in connection with the market-making and derivatives activities relating to RBS Ordinary Shares entered into by RBS and ABN AMRO and their respective customers. RBS and ABN AMRO, through their respective brokerage business units, have also engaged, and intend to continue to engage, in unsolicited brokerage transactions in RBS Ordinary Shares with RBS's and ABN AMRO's customers. These activities occurred and are expected to continue to occur in the United Kingdom, the Netherlands, elsewhere in Europe and elsewhere outside the United States;
- Citizens has also engaged and may continue to engage in unsolicited brokerage transactions in RBS Ordinary Shares in the United States;
- all of these activities could have the effect of preventing or retarding a decline in the market price of the RBS Ordinary Shares; and

- RBS and ABN AMRO have sought and received from the Commission certain exemptive relief from Regulation M in order to permit its identifiable business units and affiliates to engage in the foregoing activities during the Restricted Period.

As a further condition to the relief being requested, RBS and ABN AMRO will undertake to keep records (the "**Records**") of the date and time when any RBS Ordinary Shares are purchased or sold, the market in which the purchase or sale is effected, the amount of RBS Ordinary Shares purchased or sold and the price of the purchase or sale, for each purchase or sale of RBS Ordinary Shares made during the Restricted Period. RBS and ABN AMRO will maintain Records for a period of two years following the completion of the Placing and Open Offer. Upon the written request of the Director of the Division of Trading and Markets of the Commission, RBS and ABN AMRO will make a copy of the relevant Records available at the Commission's offices in Washington, D.C.

On behalf of RBS and ABN AMRO, we confirm that they and their respective affiliates have complied with the conditions set out above in this letter since the beginning of the Restricted Period.

In connection with the relief requested by RBS and ABN AMRO in this letter, please note that substantially similar exemptive relief from Regulation M was granted with respect to: (i) derivatives market-making and hedging, asset management, insurance and unsolicited brokerage activities to RBS under your exemptive letter dated April 21, 2008; (ii) derivatives market-making and hedging, asset management, insurance and unsolicited brokerage activities to RBS under your exemptive letter dated July 23, 2007, (iii) market-making, derivatives market-making and hedging, asset management, trustee and personal representative, unsolicited brokerage and banking activities to ABN AMRO under your exemptive letter dated August 6, 2007, (iv) market-making, derivatives market-making and hedging, asset management, insurance and unsolicited brokerage activities to Banco Santander under your exemptive letter dated September 10, 2004 and to Banco Bilbao Vizcaya Argentaria, S.A. under your exemptive letter dated June 25, 2007, and (v) market-making, derivatives market-making and hedging and unsolicited brokerage activities to Allianz SE under your exemptive letters dated March 23, 2007 and April 10, 2003.

* * * * *

If you have any questions about this request, please do not hesitate to contact Thomas B. Shropshire, Jr. (+44 20 7456 3223) or Mike Bienenfeld (+44 20 7456 3660). We appreciate your assistance in this matter.

Yours sincerely,

Thomas B. Shropshire, Jr.
Linklaters LLP

cc: Elizabeth Sandoe
Joan Collopy
Bradley Gude

Securities and Exchange Commission

Miller McLean
Chris Campbell
Helen Cockroft

The Royal Bank of Scotland Group plc

Gwendolyn Van Tunen

ABN AMRO Holding N.V.

Michael Bienenfeld

Linklaters LLP

END